SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Net Revenue Growth, and Reinforces a Conservative Strategy for Capacity Growth in 2012

São Paulo, November 10, 2011 – GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P/Fitch: BB-/BB-, Moody`s: B1), the largest low-cost and low-fare airline in Latin America, announces today its results for the third quarter of 2011 (3Q11). All the information herein is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the third quarter of 2010 (3Q10) and the second quarter of 2011 (2Q11).

3Q11 Highlights

       GOL recorded net revenue of R$1,843.7mm in 3Q11, 3.1% up on the R$1,788.9mm reported in 3Q10 and 17.7% more than the R$1,566.3 posted in 2Q11. The year-on-year increase reflected the 10.4% upturn in demand on the Company’s route network. As a result, GOL’s load factor grew by 3.1 p.p. and period yields declined by 7.6%. The passenger revenue recorded in 3Q11 still reflected the low-fare scenario in the previous quarter (advanced bookings). In addition, ancillary revenues increased by 12.5% and accounted for approximately 11.5% of total net revenue.

       GOL’s cash and cash equivalents (including short-term investments) ended the quarter at  R$2,126.7mm, representing 29.6% of the Company’s LTM net revenue, in line with its strategy of maintaining a strong liquidity position. This amount represents increases of 20.3% and 2.9% in relation to 3Q10 and 2Q11, respectively. Total cash was equivalent to 4.8x financial obligations due in the next 12 months (versus 5.2x in 3Q10 and 6.0x in 2Q11).

       GOL reported an operating loss (EBIT) of R$75.1mm in 3Q11, with a negative margin of 4.1%, versus operating income of R$187.2mm (with a 10.5% margin) in 3Q10 and an operating loss of R$270.8mm (with a 17.3% negative margin) in 2Q11. The year-on-year reduction reflected the upturn in the Company’s operating costs, chiefly due to: (i) the increase in fuel costs; (ii) higher operational volume; and (iii) additional expenses of around R$50mm associated with system improvements and developments and route network optimization in conjunction with Passaredo, aiming to capture operational synergies between the airlines, additionally a  provision for insurance reimbursement was made with low achievement expectations. This result was partially offset by the 3.1% increase in total net revenue in 3Q11.

       The Company posted a net loss of R$516.5mm in 3Q11, with a negative net margin of 28.0%, versus net income of R$110.0mm in 3Q10 (with a margin of 6.1%) and a net loss of R$358.7mm in 2Q11 (with a negative net margin of 22.9%). The loss was mainly due to the appreciation of the Dollar, which increased from R$1.56 at the end of 2Q11 to R$1.85 at the end of 3Q11 (an 18.8% upturn). The depreciation of the Brazilian currency generated a net expense from the foreign exchange variation of approximately R$476.4mm, as most of the Company’s financial liabilities are represented in Dollars (72.4% in 3Q11), non-cash effect.

IR Contacts
Leonardo Pereira
Edmar Lopes

Gustavo Mendes

Ricardo Rocca

Investor Relations

ri@golnaweb.com.br

www.voegol.com.br/ri

+55 (11) 2128-4700

Conference Calls
Friday
November 11, 2011

Portuguese
1:30 p.m. (Brazil)
10:30 a.m. (US ET)
Phone: +55 (11) 2188-0155
Code: GOL
Replay: +55 (11) 2188-0155
Replay Code: GOL
Live webcast:
www.voegol.com.br/ri

English
12:00 p.m. (Brazil)
09:00 a.m. (US ET)
Phone: +1 (412) 317-6776
(other countries) or
+1 (877) 317-6776 (USA)
Code: GOL
Replay: +1 (412) 317-0088
(other countries) or
+1 (877) 344-7529 (USA)
Replay Code: 10004045
Live webcast:
www.voegol.com.br/ir

       Third-quarter EBITDAR stood at R$124.2mm, with an EBITDAR margin of 6.7%, versus R$380.9mm (margin of 21.3%) in 3Q10 e and a negative R$67.6mm (negative margin of 4.3%) in 2Q11. In 3Q11, EBITDAR began a gradual and steady recovery.

       GOL ended the quarter with a leverage ratio (adjusted gross debt/adjusted EBITDAR) of 8.6x, versus 5.6x in 3Q10 and 6.3x in 2Q11. The adjusted net debt/adjusted EBITDAR ratio was 6.4x, versus 4.3x in 3Q10 and 4.6x in 2Q11. The leverage ratio was negatively impacted by the variation between the Dollar rate between the end of 2Q11 (R$1.56) and the close of 3Q11 (R$1.85), given that around 72.4% of the Company’s debt in 3Q11 is denominated in Dollars.

Highlights (R$MM) (*)	3Q11	3Q10	Var.%	2Q11	Var.%
Net Revenue	1,843.7	1,788.9	3.1%	1,566.3	17.7%
Operating Expenses	(1,918.8)	(1,601.7)	19.8%	(1,837.2)	4.4%
Operating Income (EBIT)	(75.1)	187.2	nm	(270.8)	-72.3%
Operating Margin (EBIT)	-4.1%	10.5%	nm	-17.3%	+13.2 pp
EBITDAR	124.2	380.9	-67.4%	(67.6)	nm
EBITDAR Margin	6.7%	21.3%	-14.6 pp	-4.3%	nm
Net Income (Loss)	(516.5)	110.0	nm	(358.7)	-44.0%
Cash. LTM Net Revenue	29.6%	26.3%	+3.4 pp	29.0%	+0.6 pp

       On August 2, 2011, the Company informed the market and the responsible authorities that, on August 1, 2011, it had entered into a stock purchase agreement with the controlling shareholders of Webjet Linhas Aéreas S.A., envisaging the acquisition of 100% of Webjet’s capital stock by GOL’s subsidiary VRG. Among other conditions, this acquisition is subject to approval by the proper government authorities. On September 20, 2011, The Company received approval from the Brazilian Civil Aviation Agency (ANAC) to conclude the transaction, in accordance with the memorandum of understanding executed on July 8, 2011. Both companies will continue to operate as distinct entities and are awaiting approval by the Administrative Council for Economic Defense (CADE), Brazil’s antitrust authority.

       On August 9, 2011, GOL took delivery of its first Boeing 737 Next Generation aircraft fitted with CFM56-7BE engines. The aircraft was developed with turbine pressure changes and drag reduction improvements that reduce friction with the air, cutting fuel consumption by around 2% compared to the current CFM56-7B1 engines.

       On August 11, 2011, GOL announced that its Board of Directors had authorized a share buyback program involving the repurchase of up to 9,493,188 preferred Company shares, corresponding to 10% of total outstanding preferred shares, pursuant to CVM Instruction 10/80.

       On September 8, the Board of Directors authorized trading of the Company’s shares through the acquisition of purchase options (“calls”) and the launching of sell options (“puts” and, collectively, “Options”) referenced to the Company’s shares, for cancellation, holding in treasury or disposal. The repurchase transactions began on September 12, 2011 and by September 30, the Company had acquired 1,862,700 shares at a weighted average price of R$12.46, for a total notional amount of R$23 million. Financial settlement of the options will take place on several dates between June and August 2012.

       On September 13, GOL announced an organizational restructuring, reducing the number of its Vice-Presidencies from four to three and the number of areas from twenty-five to twenty-one., The new structure is in line with the strategy of streamlining the decision-making process and increasing synergies between the areas in an integrated and cooperative environment in line with the Company's low-cost business model.  The Smiles program will receive special treatment in the new structure and will be managed as a GOL’s business unit in itself in order to accelerate its growth and maturation as the Company’s loyalty program.

       On September 28, the Company announced that it had signed a memorandum of understanding with the Argentinean airline Aerolíneas Argentinas, calling for the implementation of a codeshare agreement. The companies are also considering offering the benefits of their respective mileage program, GOL’s SMILES, and Aerolíneas Argentinas’ Aerolíneas Plus, to clients of both airlines. In other words, GOL’s clients will be able to accumulate and redeem miles with its partner company, and vice-versa.

Subsequent Events

       On October 3, 2011, the Company informed the market and the responsible authorities that, through the first amendment to the share purchase agreement, it had acquired 100% of Webjet’s capital stock, as a result of which GOL, by means of its subsidiary VRG, became the owner of the total capital stock of the acquired company and took over its control as of that date, considered as the closing date of the transaction. Once the amendment had been executed, the acquisition price for Webjet's capital stock was adjusted to R$70mm, still subject to minor adjustments to be determined in 55 days,subject to changes after an independent audit process to be performed within a maximum of 55 days from the effective date of contract:

o  R$63mm was paid to Webjet‘s former controlling shareholders;

o  R$7mm was retained in a frozen account as a contractual guarantee; and

o  R$26mm was returned to the Company as a result of the price adjustment.

On October 27, 2011, the Administrative Council for Economic Defense (CADE), Brazil’s antitrust authority executed a Preservation of Transaction Reversibility Agreement (APRO) with VRG and Webjet, following negotiations whose purpose is to ensure the reversibility of the transaction and the preservation of the assets until CADE reaches a final decision.

The agreement preserves the managerial independence of both companies, including in regard to GOL’s Smiles mileage program. Without implying any reduction in Webjet’s capacity, the agreement envisages a code-sharing arrangement between the companies in order to optimize the route network and increase the options available to clients. The companies will remain committed to executing their strategies with the objective of creating value for their employees, shareholders and customers.

       On October 11 and 18 GOL shareholders Wellington Management Company and Fidelity Investments announced they had increased their holdings to 5.04% and 5.27%, respectively, of the preferred shares issued by GOL Linhas Aéreas Inteligentes S.A., exclusively for investment purposes.

Management Comments

“Gol announces the third quarter results today. The period’s results, despite falling short of what planned at the beginning of the year, indicate the beginning of a gradual and steady recovery in operating margins. In this quarter the Company´s revenues were impacted due to the low prices that prevailed in the first half of the year due to an extremely competitive scenario. Following a period of fierce competition that had a significant adverse impact on Company´s margins, the industry is showing signs of greater rationality going forward, in line with GOL’s strategy. In 2012, GOL announced its conservative approach towards adding fleet and capacity, projecting an ASK increase of no more than 4% in domestic supply.

GOL continues to focus on the cost reduction plan in order to once again achieve operating margins in 2012 that are appropriate for its business model. The plan announced in 2Q11 remains one of the priorities for the second half of the year. In 4Q11, GOL expects to consolidate all the initiatives it has implemented during the year, the results of which will become fully apparent in 2012, So far, the Company has recognized overall gains of at least R$500mm.

At the end of September the Company had a cash position of around R$2 billion, ensuring the strong liquidity that is so essential in a volatile economic scenario and no pressure on the debt amortization schedule.

During the quarter, GOL achieved one more important step in its strategic plan, with the acquisition of Webjet. In around 60 days only, the MOU was signed, the required diligence was carried out, ANAC's approval was obtained, the agreement for the  purchase of 100% of Webjet was signed and the APRO was executed with Webjet and CADE, regulating future relations between the parties. GOL’s initial perception of Webjet as an operationally efficient company with a highly motivated staff was confirmed and its results will be included in GOL’s results as of 4Q11. The Company is currently awaiting CADE’s final analysis of the transaction. Effective operational coordination will certainly result in the more efficient execution of the companies' strategy, helping generate value for clients, employees and shareholders of both airlines.

The Company maintains its positive outlook for the future. Strengthening the balance sheet over the past years proved to be instrumental, especially in times of adverse economic conditions. GOL’s option of growing in a rational and sustainable manner is now supported by the industry as a whole. By concentrating its efforts on lowering costs, the Company is reaffirming its conviction that, through offering attractive fares, it will continue to fuel demand in one of the world’s largest potential markets.

GOL continues to concentrate on dynamic fare management, benefiting passengers who plan their trips well ahead of time with more attractive fares.

GOL remains committed to its low-cost, low-fare strategy, and will continue to do everything possible to maintain its position as the best airline to fly with, work for and invest in.”

Constantino de Oliveira Junior Founder and CEO of GOL Linhas Aéreas Inteligentes S.A.

Operating Performance

Total System	3Q11	3Q10	Var.%	2Q11	Var.%
ASK - GOL (billion)	12.5	11.8	5.7%	11.4	9.5%
ASK – Industry (billion)	38.5	34.5	11.7%	35.8	7.5%
ASK - Others (billion)	26.0	22.7	14.9%	24.4	6.6%
RPK - GOL (billion)	8.9	8.1	10.4%	7.6	17.6%
RPK - Industry (billion)	28.2	25.1	12.5%	25.7	10.0%
RPK - Others (billion)	19.3	17.0	13.6%	18.1	6.8%
Load Factor - GOL (%)	71.5%	68.4%	+3.1 pp	66.5%	+4.9 pp
Load Factor - Industry (%)	73.4%	72.8%	+0.5 pp	71.7%	+1.6 pp
Load Factor - Others (%)	74.3%	75.1%	-0.9 pp	74.2%	+0.1 pp
Domestic Market
ASK - GOL (billion)	11.4	10.4	10.2%	10.4	9.6%
ASK - Industry (billion)	30.0	26.3	14.2%	27.7	8.4%
ASK - Others (billion)	18.5	15.9	16.7%	17.2	7.6%
RPK - GOL (billion)	8.2	7.2	13.5%	7.0	17.5%
RPK - Industry (billion)	21.3	18.6	14.3%	19.2	10.6%
RPK - Others (billion)	13.1	11.4	14.8%	12.2	6.7%
Load Factor - GOL (%)	71.8%	69.7%	+2.1 pp	67.0%	+4.8 pp
Load Factor - Industry (%)	70.9%	70.9%	+0.1 pp	69.5%	+1.4 pp
Load Factor - Others (%)	70.4%	71.6%	-1.2 pp	71.0%	-0.6 pp
International Market
ASK - GOL (billion)	1.0	1.4	-27.3%	1.0	8.2%
ASK - Industry (billion)	8.5	8.2	3.9%	8.1	4.7%
ASK - Others (billion)	7.5	6.8	10.5%	7.2	4.2%
RPK - GOL (billion)	0.7	0.8	-16.1%	0.6	18.9%
RPK - Industry (billion)	7.0	6.5	7.6%	6.5	8.1%
RPK - Others (billion)	6.3	5.7	11.1%	5.9	7.0%
Load Factor - GOL (%)	67.7%	58.6%	+9.1 pp	61.6%	+6.0 pp
Load Factor - Industry (%)	81.9%	79.1%	+2.8 pp	79.4%	+2.6 pp
Load Factor - Others (%)	83.9%	83.5%	+0.4 pp	81.7%	+2.2 pp

Data from the Brazilian Civil Aviation Authority (ANAC): adjusted in accordance with the new methodology adopted as of October 2010.

Advanced Comparative Data  – ANAC

In October 2010, ANAC altered its method for calculating monthly traffic information (Official Letter no. 11/2010/GEAC/SRE/ANAC) and republished the data for the periods subsequent to January 2009. All the 2010 operational data reflect the new methodology, and may not be entirely comparable to the figures disclosed at that time. According to ANAC, the changes were designed to align the data with the concepts adopted by the International Civil Aviation Organization (ICAO). The alteration was necessary because Brazil has joined the ICAO’s statistical program and supplies the latter’s database with several industry data. The changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic legs of international flights, which are now considered to be part of the domestic market. ANAC announced that it will republish the 2008 information at a later date.

Supply

GOL was the most conservative Company in terms of supply growth in 3Q11, increasing its total seat supply by only 5.7% in relation to 3Q10. In 2012, the Company will maintain this strategy and estimates growth of between 0.0% and 4.0% on its domestic route network.

Supply on GOL’s total route network increased by 5.7%, due to: (i) the upturn in fleet productivity from 12.7 block hours/day in 3Q10 to 13.8 block hours/day in 3Q11; (ii) the strategy of maximizing aircraft occupation (increase of 3.1 p.p.); and (iii) the higher number of destinations and more frequent flights between the periods (Montes Claros, Bridgetown and Aeroparque Jorge Newberry in Argentina). This growth in supply was partially offset by: (i) the 1.6% reduction in the average stage length (905Km, versus 920Km in 3Q10); (ii) the discontinuation of international charter flights and the return of three B767s; and (iii) the discontinuation of flights to Bogota, Colombia.

In comparison with 2Q11, supply increased by 9.5%, chiefly due to period seasonality and the preparation of the Company’s route network for 4Q11.

Demand - Domestic Market

GOL’s demand increased by 13.5% over 3Q10, mainly due to the fare discounts that lasted throughout the first half and until midway through the last week of August, and therefore still fueled national traffic demand for most of the third quarter. As of the end of August, however, yields on the Company’s main routes began to show a new trend as a result of the market’s positive response to seat supply management and control. Consequently, domestic demand growth slowed in comparison over the first half.

In comparison with 2Q11, domestic demand grew by 17.5%, chiefly due to seasonality.

In 2012, GOL will continue to adopt a conservative approach towards adding capacity, and expects an increase of no more than 4% in its domestic supply, accompanied by industry’s domestic demand growth of between 2.5x and 3.0x projected GDP growth for 2012.

Demand – International Market

Demand on GOL’s international route network fell by 16.1% year-on-year, mainly due to: (i) the discontinuation of flights to Bogota, Colombia; and (ii) the discontinuation of international charter flights with B767 aircraft, partially offset by: (i) more frequent flights to the Southern Cone and Caribbean region (Argentina and Punta Cana); and (ii) appreciation of the Real against the average Dollar of 6,5% in the period, which encouraged passenger traffic to Southern Cone and Caribbean.

In relation to 2Q11, international demand increased by 18.9%, chiefly due to seasonality and the increased frequency of flights to the Caribbean, partially offset by the average 2.5% period depreciation of the Real against the Dollar.

Load Factor and Yields

As a result of the above, the load factor on GOL’s route network reached 71.5% in 3Q11, 3.1 p.p. up on the 68.4% reported in 3Q10 and 4.9 p.p. more than the 66.5% posted in 2Q11.

In relation to 3Q10, yields declined by 7.6%, mainly due to the competitive scenario in 1H11, which led to an increase in advanced bookings and hindered yield recovery in the quarter. In the final months, however, yields should record a recovery over their levels along the year. In the quarter-on-quarter comparison, yields posted growth of 0.7% due to the GOL’s efforts and the market's positive response its supply management, as well as the recovery of yields in the domestic market.

Operating Data	3Q11	3Q10(*)	Var.%	2Q11(*)	Var.%
Revenue Passengers (000)	9,396	8,698	8.0%	8,224	14.2%
Revenue Passengers Kilometers (RPK) (mm)	8,906	8,067	10.4%	7,571	17.6%
Available Seat Kilometers (ASK) (mm)	12,465	11,796	5.7%	11,380	9.5%
Load Factor	71.4%	68.4%	+3.1 pp	66.5%	+4.9 pp
Break-Even Load Factor (BELF	74.4%	61.2%	+13.1 pp	78.0%	-3.7 pp
Aircraft Utilization (Block Hours.Day)	13.8	12.7	8.2%	13.0	5.7%
Average Fare (R$)	173.8	184.1	-5.6%	167.6	3.7%
Yield per Passenger Kilometer Net(R$ cents)	18.33	19.85	-7.6%	18.21	0.7%
Passenger Revenue per ASK (PRASK) (R$ cents)	13.10	13.57	-3.5%	12.11	8.1%
Operating Rev. per ASK Net (RASK) (R$ cents)	14.79	15.17	-2.5%	13.76	7.5%
Operating Cost per ASK (CASK) (R$ cents)	15.39	13.58	13.4%	16.14	-4.6%
Operating Cost, Ex- Fuel, per ASK (R$ cents)	9.41	8.66	8.7%	9.72	-3.2%
Departures	79,512	74,748	6.4%	74,608	6.6%
Average Stage Lenght (km)	905	920	-1.6%	893	1.4%
Average Number of Operating Aircraft	111.0	112.0	-0.9%	109.0	1.8%
Fuel Consumption (mm liters)	390	377	3.5%	358	8.7%
Full-Time Equivalent Employees at Period End	18,606	18,649	-0.2%	18,691	-0.5%
Average Exchange Rate (1)	1.64	1.75	-6.5%	1.60	2.5%
End of Period Exchange Rate (1)	1.85	1.69	9.5%	1.56	18.8%
Inflation (IGP-M) (2)	4.1%	7.9%	-3.7 pp	3.1%	+1.0 pp
Inflation (IPCA) (3)	5.0%	3.6%	+1.4 pp	3.9%	+1.1 pp
WTI (avg. per barrel, US$) (4)	89.54	76.21	17.5%	102.34	-12.5%
Gulf Coast Jet Fuel Cost (avg. per liter, US$)(4)	0.78	0.55	41.4%	0.83	-6.2%

Sources: (1) Brazilian Central Bank (2) FGV (3) IBGE (4) Bloomberg

(*) 3Q10 operational data were recalculated due to the change in the methodology for calculating air traffic statistics introduced by Anac’s 2010 DCA Manual (Official Letter no. 11/2010/GEAC/SRE/ANAC), published and effective as of October 2011; (**)3Q10 load factor corrected according to the average number of operational aircraft in the period.
* Certain variation calculations in this report may not match due to rounding.

Net Revenue

Net revenue totaled R$1,843.7mm in 3Q11, 3.1% up on the R$1,788.9mm recorded in 3Q10, and 17.7% more than the R$1,566.3mm reported in 2Q11, as shown below:

Net Revenue Breakdown (R$ MM)	3Q11	3Q10	Var.%	2Q11	Var.%
Net Revenue	1,843.7	1,788.9	3.1%	1,566.3	17.7%
Passenger	1,632.6	1,601.3	2.0%	1,378.6	18.4%
Ancillary	211.1	187.6	12.5%	187.8	12.4%

Third-quarter passenger revenue came to R$1,632.6mm, a 2.0% increase over the R$1,601.3 m reported in 3Q10, due to the 3.1 p.p. upturn in the Company’s load factor, partially offset by the 7.6% decline in yields. In comparison with 2Q11, passenger revenue grew by 18.4% due to period seasonality, represented by the 4.9 p.p. increase in the Company's load factor, combined with the 0.7% upturn in yields.

Despite the increase in passenger revenue in both the year-on-year and the quarter-on-quarter comparisons, the result was below the Company's expectations, chiefly due to the effect of advanced bookings in the first half, resulting in a marginal upturn in yields over 2Q11, despite the seasonal upturn in third-quarter traffic.

Ancillary revenue (cargo, flight rebooking, excess baggage, on-board sales, etc.) grew by 12.5% year on year, due to: (i) the 20.0% upturn in cargo revenue, which accounted for approximately 4.5% of total net revenue (versus around 4.0% in 3Q10); (ii) the 45.0% increase in no-show and rebooking fees, fueled by the higher operational volume; (iii) the 8.0% growth in revenue from the Smiles mileage program; (iv) the 50.0% increase in excess baggage revenue; and (v) the 50.0% upturn in revenue from on-board sales. This increase in ancillary revenue was partially offset by the 90.0% decline in revenue from international charter flights. Ancillary revenue accounted for 11.5% of total 3Q11 net revenue, 1.0 p.p. up on the 10.5% reported in 3Q10.

In comparison with 2Q11, ancillary revenue grew by 12.4%, due to: (i) the 50.0% increase in excess baggage revenue; (ii) the 18.0% upturn in no-show and rebooking fees; (iii) the 17.0% growth in revenue from the Smiles mileage program; and (iv) the 6.0% increase in cargo revenue, partially offset by the 30.0% decline in revenue from charter flights.

RASK (revenue per available seat kilometer) fell by 2.5% year-on-year, from 15.17 cents (R$) in 3Q10 to 14.79 cents (R$), due to the 7.6% drop in yields, combined with the 3.1 p.p. upturn in the load factor, partially offset by the 5.7% increase in supply on the Company’s total route network and by the 12.5% upturn in ancillary revenue.

In comparison with 2Q11, RASK grew by 7.5% due to the 0.7% increase in yields, the 4.9 p.p. upturn in the load factor, the 12.4% growth in ancillary revenue, partially offset by the 9.5% increase in capacity.

 Operating Costs and Expenses

Operating Expenses (R$MM)	3Q11	3Q10	Var.%	2Q11	Var.%
Aircraft Fuel	(745.3)	(580.1)	28.5%	(730.9)	2.0%
Salaries, Wages and Benefits	(368.1)	(313.0)	17.8%	(385.3)	-4.5%
Aircraft Rent	(108.6)	(130.4)	-16.7%	(112.5)	-3.4%
Sales and Marketing	(99.7)	(90.7)	9.9%	(89.4)	11.5%
Landing Fees	(99.9)	(83.7)	19.4%	(96.8)	3.3%
Aircraft and Traffic Servicing	(118.4)	(110.4)	7.3%	(116.7)	1.5%
Maintenance, Materials and Repairs	(130.0)	(134.0)	-3.0%	(89.6)	45.0%
Depreciation and Amortization	(90.7)	(63.3)	43.3%	(90.7)	0.0%
Other Operating Expenses	(158.0)	(96.2)	64.2%	(125.2)	26.2%
Total Operating Expenses	(1,918.8)	(1,601.7)	19.8%	(1,837.2)	4.4%
Operating Expenses Ex-Fuel	(1,173.4)	(1,021.6)	14.9%	(1,106.2)	6.1%

Operating costs totaled R$1,918.8mm in 3Q11, 19.8% (R$317.0mm) up on 3Q10, mainly due to: (i) the 28.5% increase in fuel expenses, in turn caused by the 24.2% upturn in the per-liter price; (ii) expenses of approximately R$50mm from network optimization in conjunction with Passaredo, due to the interline agreement, as well as provision for insurance reimbursement with low achievement expectations; (iii) the impact of the 8.75% pay rise on 2011 payroll expenses and the increase in bonus payments between the quarters; (iv) higher variable expenses due to increased operational volume (hotels, handling, aircraft cleaning, navigational assistance and others), combined with the real increase in the cost of these services; (v) higher costs associated with landing fees (Infraero); and (v) increased of depreciation costs. The result was partially offset by a 6,5% apreciation of the Real against the average Dollar.

In comparison with 2Q11, operating costs climbed by 4.4% (R$81.6mm), chiefly due to: (i) maintenance expenses as a result of the higher number of engine removals for maintenance (nine removals in 3Q11 versus five in 2Q11); (ii) additional expenses totaling R$50mm, as detailed in the paragraph above; (iii) the 2.0% upturn in fuel expenses; (iv) higher variable expenses directly linked to increased operational volume (landing fees, hotels, handling, aircraft cleaning, navigational assistance and others); (v) higher selling expenses due to the upturn in sales; and (vi) the average 2.5% period depreciation of the Real against the Dollar, given that approximately 51.0% of third-quarter operating costs are denominated in Dollars (fuel, maintenance, aircraft insurance and leasing), partially offset by expenses from fines and supplier contract terminations incurred in 2Q11.

Operating Expenses per ASK*	3Q11	3Q10	Var.%	2Q11	Var.%
Aircraft Fuel	(5.98)	(4.92)	21.6%	(6.42)	-6.9%
Salaries, Wages and Benefits	(2.95)	(2.65)	11.5%	(3.39)	-12.8%
Aircraft Rent	(0.87)	(1.11)	-21.2%	(0.99)	-11.8%
Sales and Marketing	(0.80)	(0.77)	4.0%	(0.79)	1.8%
Landing Fees	(0.80)	(0.71)	13.0%	(0.85)	-5.7%
Aircraft and Traffic Servicing	(0.95)	(0.94)	1.1%	(1.03)	-7.3%
Maintenance, Materials and Repairs	(1.04)	(1.14)	-8.2%	(0.79)	32.4%
Depreciation and Amortization	(0.73)	(0.54)	35.6%	(0.80)	-8.7%
Other Operating Expenses	(1.27)	(0.82)	55.3%	(1.10)	15.2%
Total (CASK)	(15.39)	(13.58)	13.4%	(16.14)	-4.6%
CASK Ex-Fuel	(9.41)	(8.66)	8.7%	(9.72)	-3.2%

* CASK = operating costs and expenses divided by ASK, expressed in cents (R$)

Operating costs per ASK (CASK) totaled 15.39 cents (R$) in 3Q11, 13.4% up on the 13.58 cents (R$) reported in 3Q10, chiefly due to higher CASK from fuel, salaries, wages and benefits, landing fees and other expenses in the quarter, partially offset by the 5.7 increase in supply and lower CASK from aircraft maintenance and leasing. In  addition, in 3Q11 there was a dilution in nominal costs due to the 5.7% increase in the Company’s supply and the valorization of the Real against average dollar of 6.5%.

CASK fell by 4.6% over the 16.14 cents (R$) recorded in 2Q11, due to lower CASK from fuel, salaries, wages and benefits, depreciation, and aircraft leasing, partially offset by higher advertising, maintenance and other expenses, as well as by the 9.5% upturn in seat supply and the average 2.5% period depreciation of the Real against the Dollar (approximately 51.3% of the Company’s third-quarter costs were in Dollar).

CASK excluding fuel expenses (CASK ex-fuel) closed 3Q11 at 9.41 cents (R$), 8.7% up on the 8.66 cents (R$) posted in 3Q10, mainly driven by the increase in CASK from salaries, wages and benefits, landing fees, depreciation and other expenses, partially offset by the 5.7% upturn in seat supply, lower CASK from aircraft maintenance and leasing, and the valorization of the Real against average dollar of 6.5%.

In relation to 2Q11, CASK ex-fuel decreased by 3.2% due to lower CASK from salaries, wages and benefits and depreciation, partially offset by the 9.5% growth in supply, the increase in CASK from maintenance and other expenses, and the average 2.5% period depreciation of the Real against the Dollar (around 51.0% of the Company’s third-quarter costs were billed in Dollars.)

Aircraft fuel costs came to R$745.3mm in 3Q11, accounting for 38.8% of overall operating costs (36.2% in 3Q10 and 39.8% in 2Q11). In year-on-year terms, fuel costs increased by 28.5%, (R$165.2mm) over the R$580.1mm recorded in 3Q10, due to: (i) the 17.5% upturn in the WTI oil price, which led to a 24.2% increase in the per-liter oil price effectively paid by the Company (in accordance with the methodology mentioned in the 2Q11 earnings release); and (ii) the 3.5% growth in fuel consumption due to the 7.2% increase in the number of hours flown by the Company.  The result was partially offset by a 6.5% appreciation of the Real against the average Dollar.

In comparison with 2Q11, fuel costs climbed by 2.0% (R$14.4mm), due to the 8.7% increase in fuel consumption (8.8% upturn in the number of hours flown), partially offset by the 6.2% decline in the per-liter price effectively paid the Company (“QAV”), due to the average 12.5% decrease in the WTI oil price and the average 2.5% period depreciation of the Real against the Dollar. In per-ASK terms, there was a dilution in nominal costs, with an increase of 21.6% over 3Q10 and a decline of 6.9% over 2Q11.

Salaries, wages and benefits totaled R$368.1mm, 17.6% (R$55.2mm) up on the R$313.0mm recorded in 3Q10, due to: (i) the impact of the 8.75% pay rise on the 2011 payroll; (ii) the increase in flight crew bonuses due to the 7.2% upturn in the number of hours flown; and (iii) the higher number of pilots, co-pilots and cabin crew aiming at mitigating future labor risks and ensuring the Company’s sustainable growth in the coming years, which increased the share of variable compensation in payroll in relation to 3Q10.

Compared to 2Q11, salaries, wages and benefits declined by 4.5% (R$17.2mm) primarily due to non-recurring pilot training expenses of R$5.0mm and contracts terminations of R$5,5mm. Additionally, there was a reduction in expenses from overtime by airport-based by employees due to the operational problems caused by the Chilean volcano Puyehe in June. In per-ASK terms, there was a dilution in nominal costs, with an year-on-year upturn of 11.5% and quarter-on-quarter slide of 12.8%.

Aircraft leasing costs totaled R$108.6mm, 16.7% (R$21.8mm) down on 3Q10, due to the lower number of aircraft under operational leasing (80 in 3Q11 versus 86 in 3Q10). The result was partially offset by a 6.5% appreciation of the Real against the average Dollar.

In comparison with 2Q11, leasing costs fell by 3.4% (R$3.9mm) due to the positive foreign exchange variation between the payment date for aircraft under financial leasing and their recognition in the balance sheet in 3Q11. In per-ASK terms, there was a dilution in nominal costs, with decreases of 21.2% and 11.8% over 3Q10 and 2Q11, respectively.

Sales and marketing expenses came to R$99.7mm, 9.9% (R$9.0mm) increase over 3Q10, chiefly due to: (i) the 20.0% upturn in expenses from sales incentives resulting from higher period sales volume; and (ii) the 13.0% growth in expenses from commissions paid to credit card administrators, due to the higher number of direct sales to the detriment of sales travel agents.

Compared to 2Q11, these expenses grew by 11.5% as a result of the 20.2% seasonal increase in sales volume, resulting in higher sales commission expenses. In per-ASK terms, sales and marketing expenses increased by 4.0% and 1.8% over 3Q10 and 2Q11, respectively.

Landing fees totaled R$99.9mm, 19.4% (R$16.3mm) more than the R$83.7mm reported in 3Q10, due to: (i) the impact of the new landing fee methodology established by Infraero at the beginning of the year; and (ii) the 6.4% upturn in the number of departures, partially offset by the lower volume of international operations (higher unit costs than those of domestic flights), as a result of  the discontinuation of international charter flights and flights to Bogota, and by a 6.5% appreciation of the Real against the average Dollar, which impacts the company's international operation.

In comparison with 2Q11, landing fees grew by 3.3% (R$3.1mm) due to: (i) higher operational volume (6.6% upturn in the number of landings) as a result of third-quarter seasonality; and (ii) the average 2.5% period depreciation of the Real against the Dollar, with a direct impact on the cost of international operations. In Per-ASK terms, there was a dilution in nominal costs, with an increase of 13.0% over 3Q10 and a decrease of 5.7% over 2Q11.

Aircraft and traffic servicing expenses stood at R$118.4mm, 7.3% (R$8.0 mm) up on 3Q10, as a result of: (i) the increase in services provided due to seasonality (6.4% increase in arrivals and departures), especially handling, collection and forwarding; and (ii) a real increase in expenses associated with the provision of air transport services in Brazil (handling, catering, collection, delivery and forwarding, among others.)

Compared to 2Q11, these expenses climbed by 1.5% (R$1.7mm) due to the 6.6% upturn in the number of arrivals, partially offset by non-recurring expenses from legal counseling associated with the acquisition of Webjet in 2Q11 and the average 2,5% period depreciation of the Real against the Dollar, with a direct impact on the cost of international operations. In per-ASK terms, there was a dilution in nominal costs, with a 1.1% growth over 3Q10 and a 7.3% decline over 2Q10.

Maintenance, materials and repairs came to R$130.0mm, 3.0% (R$4.0mm) down year on year, chiefly due to: (i) the concentration of expenses associated with engine maintenance incurred in 3Q10 as a result of the higher aircraft utilization rate in that year; and (ii) 6.5% appreciation of the Real against the average Dollar.

In comparison with 2Q11, these expenses grew by 45.0% (R$40.3mm), due to: (i) the higher number of engine removals for maintenance (nine engines in 3Q11 versus five in 2Q11); (ii)   expenses of approximately R$15mm from parts and repairs of aeronautical materials; and (iii) the average 2.5% period appreciation of the Dollar against the Real. In per-ASK terms, there was a dilution in these costs when compared to nominal values, with an 8.2% decline year on year and a 32.4% increase quarter on quarter.

Depreciation and amortization expenses totaled R$90.7mm, 43.3% (R$27.4mm) up on the R$63.3mm reported in 3Q10, due to: (i) the higher number of aircraft under financial leasing (44 in 3Q11 versus 35 in 3Q10); and (ii) an increase in the depreciation of estimated reconfiguration costs for aircraft to be incurred when these aircraft are returned, and an upturn in contractually established costs associated with improvements in major engine overhauls.

Compared to 2Q11, these expenses remained flat due to the similar fleet profile between the periods. In per-ASK terms, there was a dilution in these costs when compared to nominal values,  with a 35.6% increase over 3Q10 and an 8.7% decline over 2Q11.

Other operating costs and expenses (mainly crew travel, accommodation and daily expenses, direct passenger expenses, equipment leasing, aircraft insurance, general and administrative expenses, and fines) totaled R$158.0mm in 3Q11, 64.1% (R$61.7mm) up on 3Q10, mainly due to: (i) the increase of approximately R$10.0mm in variable expenses directly linked to the Company’s operational volume (crew travel, accommodation, meals, transportation and direct passenger expenses) due to the 6.4% upturn in the number of landings; (ii) an R$8.0mm increase in expenses from the redemption of miles for use in international partner airlines due to the strengthening of current agreements; (iii) expenses of around R$2.0mm from accommodation and meals for passengers due to flight cancellations and delays of more than four hours; (iv) additional expenses of around R$50mm associated with system improvements and developments and the optimization of the route network in conjunction with Passaredo, due to the interline agreement between companies, aiming to achieve operational synergies between the companies and a provision for insurance reimbursement with low achievement expectations. The result was partially offset by a 6.5% appreciation of the Real against the average Dollar.

In comparison with 2Q11, these expenses fell by 26.2% (R$32.8mm), due to: (i) the R$8.0mm increase in variable expenses directly linked to the Company’s operational volume (crew travel, accommodation, meals, transportation and direct passenger expenses) due to the 6.6% upturn in the number of landings; (ii) the 70% upturn in expenses from mileage redemption in international partner airlines; (iii) additional expenses of around R$50mm, as mentioned in the year-on-year comparison; and (iv) the average 2.5% period depreciation of the Real against the Dollar, partially offset by expenses from fines and contract terminations incurred in 2Q11. In per-ASK terms, there was a dilution in these costs compared to nominal costs, with a 55.3% increase over 3Q11  and a 15.2% increase over 2Q11.

Operating Result

Operating Results (R$ MM)	3Q11	3Q10	Var.%	2Q11	Var.%
EBIT	(75.1)	187.2	nm	(270.8)	-72.3%
Margin	-4.1%	10.5%	-14.5 pp	-17.3%	+13.2 pp
per ASK	(0.60)	1.59	nm	(2.38)	-74.7%
EBITDA	15.6	250.5	-93.8%	(180.1)	nm
Margin	0.8%	14.0%	-13.2 pp	-11.5%	+12.3 pp
per ASK	0.13	2.12	-94.1%	(1.58)	nm
EBITDAR	124.2	380.9	-67.4%	(67.6)	nm
Margin	6.7%	21.3%	-14.6 pp	-4.3%	+11.1 pp
per ASK	1.00	3.23	-69.1%	(0.59)	nm

The 3Q11 operating result (EBIT) was a negative R$75.1mm, with a negative operating margin of 4.1%, versus the R$187.2mm (margin of 10.5%) reported in 3Q10. The quarter’s operating result was negatively impacted by the lower-than-expected performance of passenger revenue, due to the impact of advance flight reservations in the first half. In addition, operating costs increased due to persistently high fuel costs and the booking of additional expenses aiming at improving the integration of the Company’s route network, as well as expenses associated with provision for insurance reimbursement with low achievement expectations.

GOL has a commitment with its shareholders to raise its operating margins. In order to achieve this goal, at the end of 2Q11 the Company developed a cost reduction plan that is currently under way and will be fully implemented by year-end. In 2012, the Company expects a R$530.0mm reduction in its ex-fuel operating costs and a return to the leverage ratios recorded at the beginning of 2011.

Hedge Result

The Company records derivative instruments in accordance with IAS 39 – Financial Instruments: Recognition and Measurement.

Hedge Results (R$ MM) 3Q11	WTI	Foreign Exchange	Interest Rate	Total
Subtotal – Operating Result	(26.5)	1.0	-	(25.5)
Subtotal – Financial Result	-	23.9	(14.0)	9.9
Total	(26.5)	24.9	(14.0)	(15.6)
OCI (gross value)	(23.7)	-	(51.8)	(75.5)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income is a transitional account where positive and negative fair value adjustments of future operations are booked. The purpose is to state income as close to the company’s reality as possible. As the results from operations occur in their respective accrual periods, they are incorporated into the company's income. GOL records the fair value of hedges due in future periods.

In the third quarter of 2011, the Company recognized a net loss from hedge operations of R$15.6mm (dealt with in more detail in the Financial Result section), with a positive cash impact of R$5.5mm in the same period.

Fuel: fuel consumption hedge transactions, which are effected through derivative contracts related to crude oil and its by-products (WTI, Brent and heating oil), generated losses of R$26.5mm in the quarter. Of this total, gains of R$7.1mm from contracts maturing in 3Q11 and losses of R$33.6mm from contracts maturing in the future referring to financial cost for the pro-rata basis of the positions, considered ineffective for hedge accounting purposes.

Foreign Exchange: foreign exchange hedge transactions generated a net gain of R$24.9mm, booked under the financial result. Of this total, R$1.0mm refers to gains from option contracts designated as cash flow hedge and settled in the quarter, and R$23.9mm refers to gains from contracts that were not considered effective for hedge accounting purposes. Of the latter, R$8.7mm referred to future Dollar contracts as a hedge against future cash flows and settled during the quarter, and R$15.2mm referred to a swap contract as a hedge against a loan, which will be settled in the future. In September, in view of the future economic scenario, Management decided to discontinue the foreign exchange hedge transactions protecting the Company’s cash flow. As of October, however, Management resumed its former FX hedge policy.

Interest: In 2011 the Company contracted future swaps as a hedge against future aircraft deliveries with an average 12-month term, exchanging a future variable international interest rate for a pre-established rate during the 12-year aircraft leasing period. The market value of contracts that were considered effective for cash flow hedge accounting purposes were recognized under OCI at the end of the quarter. The contracts that were not considered effective for hedge accounting purposes had a negative market value of R$14.0mm, booked under the financial result.

Hedge Operations – Mark to Market Value – National	4T11	1T12	2T12	3T12	Total 12m	4T12
Fuel
Notional Volume in Barrels ('000)	1,713	1,984	1,687	1,162	6,546	216
Price per Barrel (US$)*	123.99	124.71	122,20	113.16	121.82	103.30
Mark-to-Market Value (R$MM) **	393.9	458.8	382.3	243.8	1,478.8	41.4

 * Weighted average of derivative cap prices.  ** On 09/30/2011, the exchange rate was R$1.8544 / US$1.00.

GOL adopts a hedging policy in order to protect the Company against market fluctuations in fuel prices, exchange rates and interest rates that can substantially harm its operational competitiveness. In order to perform this task, the Company employs a financial risk policy committee, comprising certain members of the Board of Directors, who are advised by the Company’s senior managers and an independent consulting firm. The committee meets quarterly to set 36-month targets and monitor their implementation and appropriateness. The committee can also meet on an extraordinary basis if any of its members calls a meeting. Management builds its hedge position based on these decisions.

All the financial instruments used for hedging purposes in this quarter consist of WTI and Brent call options, WTI, Brent and heating oil zero cost collar contracts, Dollar options, Dollar forwards, FX and CDI swaps, and Libor interest rate swaps. GOL focuses on simplified derivative structures, aiming to reduce its operating risks and ensure as much compliance as possible with the targets established in its annual budget.

The tables below show the sensitivity analysis on September 30, 2011 and 2010, and the impacts of the price of financial instruments on the Company's annual result, including the hedge result and the expenses affected by the respective variations, and on its shareholders' equity, based on the scenarios described below:

Fuel (WTI and Brent closing price): 10 p.p. increase and reduction in the price of fuel, all other variables remaining constant;

(R$MM)	September 30, 2011		September 30, 2010
	Effect on net income before income taxes	Effect on shareholders’ equity	Effect on net income before income taxes	Effect on net income before income taxes
+10p.p.	(74.0)	(23.9)	(58.3)	(27.2)
-10p.p.	74.0	2.9	58.3	40.6

Dollar exchange rate (closing rate): 10 p.p. increase and reduction in the dollar exchange rate, all other variables remaining constant;

(R$MM)	September 30, 2011		September 30, 2010
	Effect on net income before income taxes	Effect on shareholders’ equity	Effect on net income before income taxes	Effect on net income before income taxes
+10p.p.	(100.5)	(66.3)	(87.3)	(37.3)
-10p.p.	100.5	66.3	87.3	28.4

Interest rate – Libor (closing rate): 10 p.p. increase and reduction in the Libor rate, all other variables remaining constant.

(R$MM)	September 30, 2011		September 30, 2010
	Effect on net income before income taxes	Effect on shareholders’ equity	Effect on net income before income taxes	Effect on net income before income taxes
+10p.p.	(0.2)	9.1	(0.0)	(0.0)
-10p.p.	0.2	(9.1)	0.0	0.0

Net Financial Result

The 3Q11 net financial result was an expense of R$572.8mm, versus expenses of R$20.3mm in 3Q10 and R$87.0mm in 2Q11, and most of that expense with non-cash effect.

Financial Result (R$ MM)	3Q11	3Q10	Var.%	2Q11	Var.%
Interest Expenses	(109.1)	(84.6)	29.0%	(86.7)	25.9%
Finance Leases	(22.8)	(21.5)	6.1%	(20.0)	14.0%
Other Interest Expenses	(86.3)	(62.9)	37.2%	(66.6)	29.5%
Exchange Variation	(476.4)	90.5	nm	27.0	nm
Interest and Investment Income	39.4	28.2	39.7%	33.4	18.0%
Hedge Results	(15.5)	(47.0)	-66.9%	(62.9)	-75.3%
Other	(11.1)	(7.4)	49.9%	2.1	nm
Net Financial Results	(572.8)	(20.3)	2720.8%	(87.0)	558.2%

Interest expenses totaled R$109.1mm, 29.0% up on 3Q10, chiefly due to: (i) interest expenses from the R$500mm debenture issue launched in June 2011; (ii) the larger number of aircraft classified under financial leasing (44 in 3Q11 versus 35 in 3Q10); and (ii) the 9.5% appreciation of the Real against the Dollar at the end of the quarter, which had a negative impact on interest payments on foreign-currency debt (72.4% in 3Q11).

Compared to 2Q11, these expenses climbed by 25.9%, chiefly due to the 18.8% period depreciation of the Real against the Dollar in the third quarter, which had a negative impact on foreign-currency interest payments.

The exchange and monetary variation generated an expense of R$476.4mm in 3Q11, versus a gain of R$90.5mm in 3Q10, due to the negative impact of the 18.8% period depreciation of the Real against the Dollar in the third quarter on the Company’s financial result. The positive results of 3Q10 and 2Q11 were mainly due to the positive effect produced by the 6.0% and 4.2% appreciations  of the Real against the Dollar in those periods, respectively.

Financial revenue totaled R$39.4mm in 3Q11, 39,7% up on the R$28.2mm recorded in 3Q10, due to: (i) increased investments of the Company’s cash position as a result of the 20.3% growth in the Company’s total cash, which in 3Q11 was equivalent to 29.6% of LTM net revenue; and (ii) the impact of the 15.0% period upturn in the average CDI interbank rate on fixed-income investments. Financial revenue grew by 18.0% over the R$33.4mm reported in 2Q11, as a result of: (i) the higher volume of cash invested in the latter quarter (2.9% increase in total cash); (ii) the 7.3% upturn in the average CDI rate; and (iii) higher profitability of the Company's investment portfolio compared to the previous quarter, keeping the risk policies and application of the Company resources.

Other financial revenue/expenses totaled an expense of R$11.1mm in 3Q11, versus an expense of R$7.4mm in 3Q10, due to (i) higher expenses from banking commissions generated by the 4th debenture issue in June 2011; and (ii) R$5.0mm from the recognition of the adjustment to present value of future obligations related to aircraft returns. Revenue of R$2.1mm was recorded in 2Q11, chiefly due to the utilization of tax credits for the payment of federal tax debt installments (REFIS), as announced in the 2Q11 earnings release.

Income Tax

Income Taxes (R$)	3Q11	3Q10	Var.%	2Q11	Var.%
Current Income Tax	(2.6)	1.1	nm	3.8	nm
Deferred Income Tax	134.0	(58.0)	nm	(4.7)	nm
Net Financial Results	131.4	(56.9)	nm	(0.9)	nm

Total 3Q11 income tax was a gain of R$131.4mm versus an expense of R$56.9mm in 3Q10, and a expense of R$0.9mm in 2Q11. The variations were mainly caused by the effect of the depreciation of Real against average Dollar at the end of the periods, which generated a temporary reduction difference on the exchange variation of financial leasings, contributing to the gain booked in the deferred income tax line. In addition, there was an upturn in taxable income, generating an expense of R$2.6mm under current income tax.

Net Result

GOL posted a net loss of R$516.5mm in 3Q11, versus net income of R$110.0mm in 3Q10, primarily due to financial losses generated by the 18.8% period depreciation of the Real against the Dollar on the quarter’s result. This variation has a direct impact on the Company’s foreign-currency financial assets and liabilities, as in 3Q11 72.4% of GOL’s financial liabilities were recorded in Dollars. Consequently, at the end of the quarter, the Company recorded an expense of  R$476.4mm non-cash effect, under net foreign exchange variation, together with a gain of R$134.0mm from deferred income tax due to temporary differences on the foreign exchange variations of financial leasings, generated by the same effect.

Liquidity and Indebtedness

Total Liquidity (R$ MM)	3Q11	3Q10	Var.%	2Q11	Var.%
In Reais	2,453.2	2,084.8	17.7%	2,348.3	4.5%
Cash and Financial Assets	2,126.7	1,767.7	20.3%	2,067.2	2.9%
Short Term Receivables	326.5	317.1	3.0%	281.1	16.2%
Total Liquidity	2,453.2	2,084.8	17.7%	2,348.3	4.5%

Cash and cash equivalents (including short-term investments) ended the quarter at R$2,126.7mm, 20.3% and 2.9% up on 3Q10 and 2Q11, respectively. GOL continues to pursue its strategy of maintaining solid liquidity in order to withstand the volatile and adverse global macroeconomic situations through a cash balance of at least 25% of LTM net revenue. In 3Q11, this ratio was 29.6%. Cash and cash equivalents increased by 2.9% over the previous quarter and total cash was equivalent to 4.8x obligations due in the next 12 months (versus 5.2x in 3Q10 and 6.0x in 2Q11), comprising: (i) a cash balance of R$1,302.7mm; (ii) R$718.0mm in immediate liquidity financial assets; and (iii) R$106.0mm in restricted cash. The current liquidity ratio (cash and cash equivalents plus receivables divided by current liabilities) stood at 0.9x in 3Q11 (compared to 1.3x in 3Q10 and 1.3x in 2Q11).

Short-term receivables include ticket sales via credit card, receivables from the VoeFácil installment payment program, and accounts receivable from travel agencies and cargo transportation. At the end of 3Q11, these receivables totaled R$326.5mm, 3.0% more than the R$317.1mm reported in 3Q10 and 16.2% up on the R$281.1mm posted in 2Q11, mainly due to the upturn in advanced bookings as a result of: (i) third-quarter seasonality, mainly because of the July school vacations; and (ii) dynamic fare management, which led to higher sales at more affordable prices.

Financing Debt (R$ MM)	3Q11	3Q10	Var.%	2Q11	Var.%
Aircraft Financing
Finance Leases	2,012.6	1,523.1	32.1%	1,590.9	26.5%
PDP Facility	-	100.8	-100.0%	-	-
Loans and Financings	2,662.8	1,949.0	36.6%	2,390.2	11.4%
Loans and Financings (ex-perpetual notes)	2,330.9	1,646.4	41.6%	2,110.8	10.4%
Perpetual Notes	331.9	302.6	9.7%	279.4	18.8%
Accumulated Interest	48.6	31.0	56.8%	61.0	-20.3%
Gross Debt	4,724.0	3,603.9	31.1%	4,042.1	16.9%
Operating Leases (off-balance)	2,082.2	2,302.5	-9.6%	1,817.7	14.6%
Total Loans and Financing	6,806.2	5,906.4	15.2%	5,859.8	16.2%

* The sum of loans and financings and the estimated total value of operational leasing contracts payable, pursuant to the financial statements;
* Certain variation calculations in this report may not match due to rounding

In line with its strategy of strengthening the balance sheet, GOL is in a comfortable situation regarding the amortization of debt maturing within the next three years. On September 30, 2011, total loans and financings came to R$4,724.0mm. Long-term debt, excluding perpetual bonds that have no maturity date, had an average term of 8.0 years and  an average rate of 12.3% for local-currency debt and 6.2% for Dollar-denominated debt. Excluding the perpetual bonds, debt stood at R$4,392.1mm, 33.0% up on 3Q10, chiefly due to: (i) the 5th debenture issue in June 2011; (ii) the 9.5% depreciation of the Real against the Dollar; and (iii) the higher number of aircraft under financial leasing (44 in 3Q11, versus 35 in 3Q10). Total loans and financings were partially offset by the settlement of the PDP facility. In comparison with the previous quarter, total debt, excluding the perpetual bonds, increased by 16.7% to R$3,762.7milion, chiefly due to the 18.8% depreciation of the Real against the Dollar and the addition of three aircraft under financial leasing.

Total financial obligations, comprising the gross debt recorded in the balance sheet and projected operational leasing payments between 2011 and 2021, came to R$6,806.2mm, 15.2% up on 3Q10, mainly due to: (i) the 9.5% period depreciation of the Real against the Dollar; (ii) the 5th debenture issue in June 2011; and (iii) the higher number of aircraft under financial leasing (44 in 3Q11, versus 35 in 3Q10), partially offset by the lower share of aircraft under operational leasing in the fleet mix (80 in 3Q11 versus 86 in 3Q10). Compared to 2Q11, total financial obligations increased by 16.2%, chiefly due to the 18.8% depreciation of the Real against the Dollar and the addition of three aircraft under financial leasing.

Aircraft Financing (R$ MM)	3Q11	3Q10	Var.%	2Q11	Var.%
Short Term (Foreign Currency)	158.6	220.7	-28.1%	127.2	24.7%
PDP Facility	-	100.8	-100.0%	-	-
Finance Leases	158.6	119.9	32.3%	127.2	24.7%
Long Term Debt (Foreign Currency)	1,854.0	1,403.3	32.1%	1,463.8	26.7%
Financial Leases	1,854.0	1,403.3	32.1%	1,463.8	26.7%
Total Aircraft Financing	2,012.6	1,624.0	23.9%	1,590.9	26.5%

At the end of 2Q11, aircraft acquisition financing totaled R$2,012.6mm, composed of financial leasing operations, which correspond to financial expenses paid periodically to the aircraft lessors with the Company’s own operating cash flow or through long-term loans, backed by the U.S. Ex-Im Bank. In comparison with 3Q10, there was a 23.9% upturn, due to: (i) the 9.5% period depreciation of the Real against the Dollar; and (ii) the addition of nine aircraft under financial leasing, partially offset by the settlement of the PDP facility and the period amortization. In comparison with 2Q11, aircraft acquisition financing increased by 26.5%, primarily due to the 18.8% depreciation in the Real at the end of the quarter and by the addition of three aircraft under financial leasing.

Financial Debt Schedule (R$ MM)	2011	2012	2013	2014	2015	> 2015	Total
In Reais	86.5	33.4	27.0	5.2	599.2	499.4	1,250.8
Working capital	50.0	-					50.0
BDMG I e II	3.4	5.5	5.6	4.4	4.4	6.4	29.7
BNDES	10.9	-	-	-	-	-	10.9
BNDES-Safra	22.3	27.8	21.4	0.8	-	-	72.3
Debentures	-	-	-	-	594.8	493.0	1,087.8
Foreign Currency	124.7	-	-	-	-	1264.2	1,388.9
IFC	94.5	-	-	-	-	-	94.5
FINIMP	30.2	-	-	-	-	-	30.2
Senior Notes	-	-	-	-	-	-	-
Perpetual Bonds	-	-	-	-	-	932.3	932.3
Foreign Currency	-	-	-	-	-	331.9	331.9
Total	211.2	33.4	27.0	5.2	599.2	1,763.7	2,639.7
% of total in foreign currency	59%	0%	0%	0%	0%	72%	53%

Financial Ratios	3Q11	3Q10	Var.%	2Q11	Var.%
% of Foreign Currency Debt (balance sheet)	72.4%	79.1%	-6.7 pp	67.3%	+5.1 pp
Cash and Equivalents as % of LTM Net Revenues	29.6%	26.3%	+3.4 pp	29.0%	+0.6 pp
Net Debt (R$ MM)	2,597.4	1,836.3	41.4%	1,975.0	31.5%
Net Debt Excluding Perpetual Bond & PDP Facility	2,265.4	1,432.8	58.1%	1,695.6	33.6%
Net Financial Commitments[1]	4,679.5	4,138.7	13.1%	3,792.7	23.4%
Adjusted Gross Debt[2]	8,142.0	7,532.5	8.1%	7,612.5	7.0%
Adjusted Net Debt	6,015.3	5,764.7	4.3%	5,545.3	8.5%
Adjusted Gross Debt[2].EBITDAR LTM*	8.6x	5.6x	53.6%	6.3x	36.5%
Adj. Gross Debt[2].EBITDAR + Interest Revenue LTM*	7.5x	5.2x	44.2%	5.7x	31.6%
Adjusted Net Debt[3].EBITDAR*	6.4x	4.3x	48.8%	4.6x	39.1%
Adjusted Net Debt[2].EBITDAR + Interest Revenue LTM*	5.5x	4.0x	37.5%	4.2x	31.0%
Adj. Gross Debt to Adj[2]. Capitalization (balance sheet)	0.8x	0.7x	14.3%	0.7x	14.3%
Adj. Gross Debt to Adj[2]. Capitalization (market cap) [3]	0.7x	0.5x	40.0%	0.7x	0.0%
EBITDA . Financial Expenses*	1.2x	2.6x	-53.8%	1.9x	-36.8%
Financial Commitments *.EBITDAR*	5.0x	3.1x	61.3%	3.2x	56.3%

1Financial commitments (gross debt + operational leasing contracts, in accordance with note 25 of the consolidated financial statements) less cash and cash equivalents and short-term financial investments

2Gross Debt + LTM operational leasing expenses x 7

3Adjusted gross debt less and cash equivalents and short-term financial investments

4Price of R$10.24 per share.

* Certain variation calculations in this report may not match due to rounding

Loans and Financings (R$MM)	3Q11	3Q10	Var.%	2Q11	Var.%
Short Term	441.6	337.6	30.8%	342.1	29.1%
In Reais	139.4	42.4	229.2%	70.3	98.3%
Working Capital	50.0	-	100.0%	-	100.0%
BNDES	10.9	14.4	-24.0%	13.6	-19.8%
BNDES-Safra	22.3	23.0	-3.1%	25.2	-11.6%
BDMG	3.4	3.5	-3.5%	3.4	-2.4%
Santander (a)	23.2	-	100.0%	-	100.0%
Interest	29.7	1.5	1832.8%	28.0	5.9%
In Foreign Currency	302.2	295.3	2.3%	271.8	11.2%
Working Capital	94.5	-	100.0%	79.2	19.3%
PDP Facility	-	100.8	-100.0%	-	nm
IFC Loan	30.2	42.4	-28.7%	32.4	-6.8%
FINIMP	-	2.8	nm	-	nm
Financial Leases	158.6	119.9	32.3%	127.2	24.7%
Interest	18.9	29.5	-35.9%	33.0	-42.8%
Long-Term	3,950.5	2,963.7	33.3%	2,927.9	34.9%
In Reais	1,164.2	711.6	63.6%	1,172.8	-0.7%
BNDES	-	12.0	nm	1.2	nm
BNDES-Safra	50.1	78.2	-35.9%	57.3	-12.6%
BDMG	26.3	27.9	-5.6%	27.0	-2.5%
Debentures	1,087.8	593.5	83.3%	1,087.3	0.1%
In Foreign Currency	2,786.3	2,252.1	23.7%	2,247.9	24.0%
Financial Leases	1,854.0	1,403.3	32.1%	1,463.8	26.7%
Senior Notes	932.3	848.9	9.8%	784.1	18.9%
Gross Debt Including Perpetual Bonds	4,392.1	3,301.3	33.0%	3,762.7	16.7%
Perpetual Bonds	331.9	302.6	9.7%	279.4	18.8%
Gross Debt	4,724.0	3,604.0	31.1%	4,042.2	16.9%

* Certain variation calculations in this report may not match due to rounding; (a) the balance refers to financing for share repurchase.

Fleet and Fleet Plan - GOL

On September 30, 2011, the Company closed the quarter with a standardized operational fleet of 118 B737-700 and 800 NG aircraft, with an average age of 6.8 years and a total fleet of 124 aircraft. In 3Q11, the Company received three aircraft classified under financial leasing.

Operating Fleet	Seats (1)	3Q11	3Q10	Var.%	2Q11	Var.%
Regular Flights
B737-300	141	-	1	(1)	-	-
B737-700 NG	144	43	40	3	43	-
B737-800 NG	177	17	15	2	17	-
B737-800 NG SFP	187	58	52	6	55	3
Subtotal	20,047	118	108	10	115	3
Charters	Seats (1)	3Q11	3Q10	Var,%	2Q11	Var,%
B767-300 ER	218	-	4	(4)	-	-
Operating Totall(2)	20,047	118	112	(4)	115	3
Non Operating Fleet	Seats (1)	3Q11	3Q10	Var,%	2Q11	Var,%
B737-300	141	-	3	(3)	-	-
B737-700 NG	144	-	2	(2)	-	-
B737-800 NG	177	-	2	(2)	-	-
B737-800 NG SFP (4)	187	3	-	3	3	-
B767-300 ER (3)	218	3	2	1	3	-
Sub Total(4)	1,215	6	9	(3)	6	-
Total	29,053	124	121	3	121	3

(1) Total number of seats in 3Q11
(2) Includes regular route network aircraft (B737s) and charter flight aircraft (B767s).
(3) These aircraft are no longer part of the Company’s operations.
(4) Three B737-800 NG SFP aircraft were subleased to a European airline and returned at the end of September 2011.

The Company leases its entire fleet through a combination of financial and operational leases. Out of the total of 124 aircraft, 80 were under operational leases and 44 under financial leases. GOL also has purchase options on 38 aircraft when their leasing contracts terminate.

The Company’s fleet plan for 2012 and the coming years is being revised in order to include Webjet’s required fleet renovations. In 2012, the increase in the two companies’ combined seat supply will not exceed 4.0%.

Operating Fleet Plan	2011	2012	2013	2014	2015
B737-700 NG	40	40	40	40	40
B737-800 NG*	75	79	81	85	91
Total	115	119	121	125	131

* Includes SFP (Short Field Performance)aircraft

Aircraft Payments Forecast (R$MM)	2011	2012	2013	2014	2015	>2015	Total
Pre-Delivered Deposits	77.3	438.8	531.0	496.2	402.5	100.1	2,046.1
Aircraft Acquisition Commitments	396.1	885.9	2,905.3	4,292.3	3,697.5	3,819.0	15,996.2
Total	473.4	1,324.7	3,436.3	4,788.6	4,099.9	3,919.2	18,042.4

*List prices

Capex

GOL invested R$128mm in 3Q11, 59% of which in the acquisition of aircraft for delivery between 2011 and 2013 (pre-delivery deposits); 34% in the purchase of parts; and around 7% in IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the  Wheel and Brake Workshop). Capex in 2011 is estimated at around R$550mm

Ownership Breakdown

	ON	%	PN	%	Total	%
Investment Fund in Volluto Participations	137,032,718	100.0	37,913,279	28.4	174,945,997	64.7
Board	16	-	2,006,142	1.5	2,006,158	0.7
Treasury Stocks	-	-	2,317,125	1.7	2,317,125	0.9
Fidelity Investments	-	-	7,033,500,	5.3	7,033,500,	2.6
Wellington Management Company	-	-	6,722,298	5.0	6,722,298	2.5
Free-Float	-	-	77,631,788	58.0	77,631,788	28.6
Total	137,032,734	100.0	133,354,132	100.0	270,386,866	100.0

Pro Forma Operational Data – 3Q11

Operational Data – 3Q11	GOL	WEBJET	CONSOLIDADO
Available Seat Kilometers (ASK) (mm)	12,465	1,547	14,012
Passengers Kilometers (RPK) (mm)	8,906	1,150	10,056
Load Factor	71%	74%	72%
Revenue Passengers (´000)	9,396	1,427	10,823
Block Hours	140,704	21,245	161,949
Departures	79,512	13,141	92,653
Fuel Consumption (mm liters)	390	72	462
Average Stage Lenght (km)	905	799	890
Average Number of Operating Aircraft	111	22	133
Kilometers Flown (mm)	71,978	10,501	82,479

Summary: 2011 Guidance

In July GOL revised its 2011 guidance given the current domestic competitive scenario, continuing high fuel costs and higher-than-expected expenses.

2011 Guidance	Scenario		2011 Real
	Worst	Best	JAN-SEP
Brazilian GDP Growth	4.0%	5.0%	3.2%
Domestic Demand Growth (%RPKs)	12.0%	18.0%	18.5%
Passengers Tranported (MM)	34	36	26
GOL Capacity (ASKs billion)	48.0	50.0	36
Fleet (end of period)	115	115	118
Yield (R$ cents)	18.5	19.8	18.8%
GOL Demand (RPKs billion)	34.0	36.0	25
Departures (000)	315	340	230
CASK Ex-fuel (R$ cents)	9.4	9.0	9.4%
Fuel Liters Consumed (billion)	1.55	1.65	1.13
Fuel Price (R$.liter)	2.10	2.00	1.9
Average WTI (US$.barrel)	115	100	95
Average Exchange Rate (R$.US$)	1.65	1.55	1.63
Operating Margin (EBIT)	1.0%	4.0%	(4.0)%

The Company's quarterly earnings results reflect significant and variable seasonality, which limits the comparison with projections released regarding the entire fiscal year. The Company compares the forecasts with actual results after publishing the financial statements for each full fiscal year. The annual results of such comparisons can be found in the Company’s Reference Form, Section 11.

Contacts

Investor Relations
Leonardo Pereira
Edmar Lopes
Gustavo Mendes
Ricardo Rocca
Phone: (11) 2128-4700
E-mail: ri@golnaweb.com.br
Website: www.voegol.com.br/ri

Corporate Communications
Phone: (11) 2128-4413
E-mail: comcorp@golnaweb.com.br

Media Relations
Edelman (USA and Europe):
Meaghan Smith and Robby Corrado
Phone.: 1 (212) 704-8196 / 704-4484
E-mail: meaghan.smith@edelman.com
or robby.corrado@edelman.com

About GOL Linhas Aéreas Inteligentes S.A.

GOL Linhas Aéreas Inteligentes S.A. (BM&FBovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 940 daily flights to 63 destinations in Brazil and 13 in South America and the Caribbean under the GOL and VARIG brands. It operates a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to more than 1800 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to GOL’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend substantially on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

.

Balance Sheet (R$`000) IFRS	3Q11	2Q11	3Q10
Assets	9,632,749	9,195,926	8,793,816
Current Assets	2,302,561	2,659,531	2,488,915
Cash and Cash Equivalents	1,302,673	1,643,472	1,159,849
Financial Assets	163,176	313,431	457,878
Restricted Cash	106,000	-	150,015
Trade and Other Receivables	326,634	281,087	317,058
Inventories of Parts and Suplies	147,360	141,746	157,095
Recoverable Income Taxes	135,660	117,644	112,971
Deposits	-	-	-
Prepaid Expenses	79,721	88,727	94,474
Other Current Assets	41,337	73,424	39,575
Non-Current Assets	5,048,864	4,918,498	4,599,576
Property and Equipment, Net	3,781,771	3,659,079	3,328,034
Intangible Assets	1,267,093	1,259,419	1,271,542
Other Non-Current Assets	2,281,324	1,617,897	1,705,325
Prepaid Expenses	47,171	49,515	56,544
Deposits	691,749	611,435	753,780
Deferred Income Taxes	926,824	831,022	852,075
Short Term Investments	554,843	110,264	-
Restricted Cash	60,737	8,608	33,823
Other Current Assets	-	7,053	9,103
Liabilities and Shareholders’ Equity	9,632,749	9,195,926	8,793,816
Current Liabilities	2,185,723	1,725,982	1,563,596
Short-Term Borrowings	441,600	342,102	337,648
Accounts Payable	221,001	235,215	171,540
Salaries, Wages and Benefits	274,728	252,682	228,670
Tax Obligations	51,111	50,403	44,456
Sales Tax and Landing Fees	174,886	140,344	77,694
Advance Ticket Sales	657,691	492,763	453,923
Provisions	17,949	15,708	28,347
Mileage Program	61,233	55,744	65,276
Customers advance	19,419	29,023	51,345
Dividends payable	7	593	577
Obligations with derivatives loss	186,637		-
Other Current Assets	79,461	111,405	104,120
Non-Current Liabilities	5,449,655	4,865,295	4,394,894
Long-Term Debt	4,282,443	3,700,052	3,266,333
Mileage Program	178,596	162,586	190,387
Advance for Costumers	-	-	39,961
Deferred Income Taxes	594,492	670,276	621,111
Provision	209,519	181,295	85,897
Tax Obligations	127,395	121,833	99,753
Other Non-Current Liabilities	57,210	29,253	91,452
Shareholder’s Equity	1,997,371	2,604,649	2,835,326
Issued Share Capital	2,316,462	2,316,462	2,182,007
Capital Reserves	60,263	60,263	60,263
Treasury Shares	(34,675)	(11,887)	(11,887)
Other Reserves	(918,743)	(76,280)	3,774
Retained Earnings	574,064	316,091	601,169

Income Statement (R$’000) IFRS	3Q11	3Q10	% Var.	2Q11	% Var.	2010	2009	% Var.
Net operating revenues	1,843,698	1,788,935	3.1%	1,566,341	17.7%	6,979,447	6,025,382	15.8%
Passenger	1,632,572	1,601,303	2.0%	1,378,585	18.4%	6,277,657	5,306,530	18.3%
Cargo and Other	211,126	187,632	12.5%	187,756	12.4%	701,790	718,852	-2.4%
Operating Costs and Expenses	(1,918,757)	(1,601,736)	19.8%	(1,837,155)	4.4%	(6,281,652)	(5,612,090)	11.9%
Salaries, Wages and Benefits	(368,121)	(312,472)	17.8%	(385,304)	-4.5%	(1,252,402)	(1,100,953)	13.8%
Aircraft Fuel	(745,335)	(580,096)	28.5%	(730,913)	2.0%	(2,287,410)	(1,813,104)	26.2%
Aircraft Rent	(108,641)	(130,403)	-16.7%	(112,512)	-3.4%	(555,645)	(650,683)	-14.6%
Sales and Marketing	(99,700)	(90,713)	9.9%	(89,444)	11.5%	(367,757)	(364,551)	0.9%
Landing Fees	(99,910)	(83,658)	19.4%	(96,762)	3.3%	(331,883)	(312,637)	6.2%
Aircraft and Traffic Servicing	(118,431)	(110,883)	6.8%	(116,691)	1.5%	(427,853)	(381,721)	12.1%
Maintenance Materials and Repairs	(129,961)	(134,003)	-3.0%	(89,633)	45.0%	(422,950)	(417,212)	1.4%
Depreciation	(90,663)	(63,253)	43.3%	(90,668)	0.0%	(281,604)	(142,853)	97.1%
Other	(157,995)	(96,255)	64.1%	(125,228)	26.2%	(354,157)	(428,376)	-17.6%
Operating Result (EBIT)	-75,059	187,199	nm	(270,814)	-72.3%	697,795	413,292	68.8%
EBIT Margin	-4.1%	10.5%	-14.5 pp	-17.3%	+13.2 pp	10.0%	6.9%	+3.1pp
Other Income (expense)	(572,821)	(20,307)	2720.8%	(87,026)	558.2%	(311,299)	342,844	-190.8%
Interest Expense	(109,144)	(84,621)	29.0%	(86,670)	25.9%	(338,609)	(288,112)	17.5%
Interest Revenue	39,379	28,181	39.7%	33,376	18.0%	116,172	42,798	171.4%
Exchange Variation Gain (loss)	(476,403)	90,541	nm	27,013	nm	46,023	710,725	-93.5%
Net Hedge Results	(15,534)	(46,989)	-66.9%	(62,853)	-75.3%	(117,022)	(80,332)	45.7%
Other Expenses, Net	(11,119)	(7,419)	49.9%	2,108	nm	(17,863)	(42,235)	-57.7%
Income (loss) Before Income Taxes	-647,880	166,892	nm	(357,840)	81.1%	386,496	756,136	-48.9%
Income Taxes (expense) Benefit	131,380	(56,921)	nm	(863)	nm	(172,299)	134,696	-227.9%
Net Income (loss)	(516,500)	109,971	nm	(358,703)	44.0%	214,197	890,832	-76.0%
Net Margin	-28.0%	6.1%	-34.2 pp	-22.9%	-5.1 pp	3.1%	14.8%	-11.7pp
EBITDA	15,604	250,452	-93.8%	(180,146)	nm	979,399	556,145	76.1%
EBITDA Margin	0.8%	14.0%	-13.2 pp	-11.5%	+12.3 pp	14.0%	9.2%	+4.8pp
EBITDAR	124,245	380,855	-67.4%	(67,634)	nm	1,535,044	1,206,828	27.2%
EBITDAR Margin	6.7%	21.3%	-14.6 pp	-4.3%	+11.1 pp	22.0%	20.0%	+2.0pp

Cash Flow Statements (R$`000) IFRS	3Q11	3Q10

Net losses for the period	(843,269)	(81,985)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	271,487	207,384
Provision for doubtful accounts	6,939	5,673
Provision for judicial lawsuits	4,224	9,238
Provision (reversal) of onerous contracts	15,274	-
Provision for invetories obsolescence	130	8,574
Deferred income taxes	(112,635)	67,201
Share-based payments	19,999	20,664
Exchange and monetary variations, net	379,607	(3,244)
Interest on loans, net	285,336	242,768
Financial instruments results, net	80,427	13,180
Return of aircraft provision	30,022	4,805
Lower property and intangible assets	5,919	4,210
Provision of profit sharing program	42,429	-
Mileage program	32,173	(58,292)
Changes in operating assets and liabilities:
Trade and other receivables	(30,519)	196,578
Changes in inventories	23,500	(27,710)
Deposits	13,762	39,966
Prepaid expenses, recoverable taxes and other credits	(4,026)	5,881
Other assets	72,636	11,609
Suppliers	5,209	(190,842)
Advance ticket sales	186,974	(107,424)
Advances from customers	(38,424)	(128,686)
Liabilities from derivative transactions	(26,317)	(10,224)
Salaries, wages and benefits	26,306	(4,492)
Provision of profit sharing program	(56,727)	-
Sales tax and landing fees	43,457	1,363
Tax obligations	24,206	17,740
Provisions	(82,402)	(40,404)
Other liabilities	12,452	(11,855)
Cash provided by operating activities	388,149	355,646
Interest paid	(167,766)	(97,968)
Income tax paid	(3,615)	(19,450)
Net cash provided by operating activities	216,768	238,228

Cash flows from investing activities
Financial assets	(695,413)	(109,571)
Investments in restricted cash, net	(132,237)	(465,617)
Payment for property, plant and equipment	(161,374)	(232,893)
Payment for intangible assets	(23,211)	(57,085)
Net cash provided by investing activities	(1,012,235)	(865,166)

Loans and Financings
Raises	559,349	1,483,433
Payments	(209,602)	(823,310)
Dividends	(51,443)	(185,839)
Capital increase	807	119,735
Loans and Financings	(155,318)	(169,181)
Net cash provided by financing activities	143,793	424,838
Effects of exchange rate changes on the balance of cash held in foreign currencies	(1,511)	(20,459)
Net decrease in cash and cash equivalents	(653,185)	(222,559)

Cash and cash equivalents at the beginning of the period	1,955,858	1,382,408
Cash and cash equivalents at the end of the period	1,302,673	1,159,849

Glossary of Industry Terms

Aircraft Leasing: an agreement through which a company (the lessor), acquires a ood chosen by its client (the lessee) for subsequent rental to the latter for a determined period

Aircraft utilization: represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Available seat kilometers (ASK): represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Average stage length: represents the average number of kilometers flown per flight.

Block hours: refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate

Breakeven load factor: the passenger load factor that will result in passenger revenues being equal to operating expenses.

Charter: a flight operated by an airline outside its normal or regular operations.

EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of the business.

Lessor: the party renting a property or other asset to another party, the lessee.

Load factor: represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK)

Long-haul: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

Operating cost per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

Operating cost per available seat kilometer ex-fuel (CASK ex-fuel): represents operating cost divided by available seat kilometers excluding fuel expenses.

Operating revenue per available seat kilometer (RASK): represents operating revenues divided by available seat kilometers.

Passenger revenue per available seat kilometer (RASK PAX): represents revenue per passenger divided by available seat kilometers.

PDP Facility (pre-delivery payment facility): credit for the prepayment of aircraft acquisitions.

Revenue passengers: refers to the total number of passengers on board who have paid more than 25% of the full flight fare.

Revenue passenger kilometers (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

Sale-leaseback: a financial transaction whereby one sells a resource and then rents it back for a long period, enabling one to make use of the resource without owning it.

Slot: the right of an aircraft to take off or land at a given airport for a determined period of time.

Sub-lease: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

Wet-lease: a leasing agreement whereby an airline (lessor) provides an aircraft, maintenance, insurance (ACMI) and a complete crew to another airline (lessor), which pays in accordance with the number of hours flown.

WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

Yield per passenger kilometer: the average amount one passenger pays to fly one kilometer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 25, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.